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DIRECT DIAL 617-573-4815 DIRECT FAX 617-305-4815 EMAIL ADDRESS MARGARET.BROWN@SKADDEN.COM	October 29, 2009	PALO ALTO SAN FRANCISCO WASHINGTON, D.C. WILMINGTON ------ BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS SÃO PAULO SHANGHAI SINGAPORE SYDNEY TOKYO TORONTO VIENNA

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mary Beth Breslin, Esq., Senior Attorney

RE:	Spectrum Brands, Inc.
Registration Statement on Form S-3
File No. 333-162057
Filed September 22, 2009

Dear Ms. Breslin:

On behalf of Spectrum Brands, Inc. (the “Company”), we are hereby responding to comments of the staff (the “Staff”) of the United States Securities and Exchange Commission contained in your letter dated October 14, 2009 in connection with the above-captioned registration statement (the “Registration Statement”). Amendment No. 1 to such Registration Statement is being filed simultaneously with this response. For the convenience of the Staff, we have also sent to you clean and marked copies of Amendment No. 1 to the Registration Statement.

Your numbered comment with respect to the Registration Statement has been duplicated below in bold type and precedes the Company’s response to the comment.

United States Securities and Exchange Commission

October 29, 2009

Incorporation of Certain Documents by Reference, page ii

1.	Please amend this section to specifically incorporate by reference the Forms 10-Q filed on February 11, 2009 and May 7, 2009 and all Form 8-Ks required to be incorporated by reference that have been filed since the fiscal year ended September 30, 2008. Refer to Item 12(a)(2) of Form S-3.

Response

In response to the Staff’s comment, consistent with Item 12(a)(2) of Form S-3, the Company is amending page ii of the Registration Statement to reference the Company’s first and second fiscal quarter Form 10-Qs as well as all Form 8-Ks filed by the Company since its fiscal year ended September 30, 2008. These changes are included in Amendment No. 1 to such Registration Statement filed on the date of this letter.

If you have any questions regarding the response, or require additional information, please contact the undersigned at (617) 573-4815.

Very truly yours,

/S/ MARGARET A. BROWN
Margaret A. Brown

cc:	Celia A. Soehner, Esq., Attorney
United States Securities and Exchange Commission

John T. Wilson, Esq., Senior Vice President, General Counsel and Secretary
Spectrum Brands, Inc.

Enclosures